SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a)*

                                (Amendment No. 6)

                            WESTMORELAND COAL COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    960878106
                                 (CUSIP Number)

                               Jeffrey L. Gendell
                               55 Railroad Avenue
                          Greenwich, Connecticut 06830
   (Name, address and telephone number of person authorized to receive notices and communications)

                                   May 2, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following pages)

                              (Page 1 of 13 Pages)

CUSIP No. 960878106                   13D                           Page 2 of 13

---------------   ----------------------------------------------------------------------
      1           NAMES OF REPORTING PERSONS.          Tontine Partners, L.P.
                  I.R.S. IDENTIFICATION NOS.
                  OF ABOVE PERSON (ENTITIES ONLY)
---------------   ----------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a)[X]
                                                                            (b)[_]
---------------   ----------------------------------------------------------------------
      3           SEC USE ONLY
---------------   ----------------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
---------------   ----------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                [_]
---------------   ----------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                  Delaware

---------------   ----------------------------------------------------------------------
                       7          SOLE VOTING POWER:                            0
   NUMBER OF
    SHARES      -------------   --------------------------------------------------------
 BENEFICIALLY          8          SHARED VOTING POWER:                    517,313
   OWNED BY
     EACH       -------------   --------------------------------------------------------
   REPORTING           9          SOLE DISPOSITIVE POWER:                       0
  PERSON WITH
                -------------   --------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER:               517,313

---------------   ----------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  517,313
                  REPORTING PERSON:

---------------   ----------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES:                                                       [_]
---------------   ----------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            5.7%

---------------   ----------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            PN

---------------   ----------------------------------------------------------------------

CUSIP No. 960878106                   13D                           Page 3 of 13

---------------   ----------------------------------------------------------------------
      1           NAMES OF REPORTING PERSONS.          Tontine Management, L.L.C.
                  I.R.S. IDENTIFICATION NOS.
                  OF ABOVE PERSON (ENTITIES ONLY)
---------------   ----------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a)[X]
                                                                            (b)[_]
---------------   ----------------------------------------------------------------------
      3           SEC USE ONLY
---------------   ----------------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
---------------   ----------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                [_]
---------------   ----------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                  Delaware

---------------   ----------------------------------------------------------------------
                       7          SOLE VOTING POWER:                            0
   NUMBER OF
    SHARES      -------------   --------------------------------------------------------
 BENEFICIALLY          8          SHARED VOTING POWER:                    517,313
   OWNED BY
     EACH       -------------   --------------------------------------------------------
   REPORTING           9          SOLE DISPOSITIVE POWER:                       0
  PERSON WITH
                -------------   --------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER:               517,313

---------------   ----------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  517,313
                  REPORTING PERSON:

---------------   ----------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES:                                                       [_]
---------------   ----------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            5.7%

---------------   ----------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            OO
---------------   ----------------------------------------------------------------------

CUSIP No. 960878106                   13D                           Page 4 of 13

---------------   ----------------------------------------------------------------------
      1           NAMES OF REPORTING PERSONS.          Tontine Capital Partners, L.P.
                  I.R.S. IDENTIFICATION NOS.
                  OF ABOVE PERSON (ENTITIES ONLY)
---------------   ----------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a)[X]
                                                                            (b)[_]
---------------   ----------------------------------------------------------------------
      3           SEC USE ONLY
---------------   ----------------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
---------------   ----------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                [_]
---------------   ----------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                  Delaware

---------------   ----------------------------------------------------------------------
                       7          SOLE VOTING POWER:                            0
   NUMBER OF
    SHARES      -------------   --------------------------------------------------------
 BENEFICIALLY          8          SHARED VOTING POWER:                    135,300
   OWNED BY
     EACH       -------------   --------------------------------------------------------
   REPORTING           9          SOLE DISPOSITIVE POWER:                       0
  PERSON WITH
                -------------   --------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER:               135,300

---------------   ----------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  135,300
                  REPORTING PERSON:
---------------   ----------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES:                                                       [_]
---------------   ----------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            1.5%
---------------   ----------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            PN
---------------   ----------------------------------------------------------------------

CUSIP No. 960878106                   13D                           Page 5 of 13

---------------   ----------------------------------------------------------------------
      1           NAMES OF REPORTING PERSONS.         Tontine Capital Management, L.L.C.
                  I.R.S. IDENTIFICATION NOS.
                  OF ABOVE PERSON (ENTITIES ONLY)
---------------   ----------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a)[X]
                                                                            (b)[_]
---------------   ----------------------------------------------------------------------
      3           SEC USE ONLY
---------------   ----------------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
---------------   ----------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                [_]
---------------   ----------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                  Delaware

---------------   ----------------------------------------------------------------------
                       7          SOLE VOTING POWER:                       70,000
   NUMBER OF
    SHARES      -------------   --------------------------------------------------------
 BENEFICIALLY          8          SHARED VOTING POWER:                    135,300
   OWNED BY
     EACH       -------------   --------------------------------------------------------
   REPORTING           9          SOLE DISPOSITIVE POWER:                  70,000
  PERSON WITH
                -------------   --------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER:                135,300

---------------   ----------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  205,300
                  REPORTING PERSON:
---------------   ----------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES:                                                       [_]
---------------   ----------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            1.5%
---------------   ----------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            OO
---------------   ----------------------------------------------------------------------

CUSIP No. 960878106                   13D                           Page 6 of 13

---------------   ----------------------------------------------------------------------
      1           NAMES OF REPORTING PERSONS.          Tontine Overseas Associates,
                  I.R.S. IDENTIFICATION NOS.           L.L.C.
                  OF ABOVE PERSON (ENTITIES ONLY)
---------------   ----------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a)[X]
                                                                            (b)[_]
---------------   ----------------------------------------------------------------------
      3           SEC USE ONLY
---------------   ----------------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
---------------   ----------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                [_]
---------------   ----------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                  Delaware

---------------   ----------------------------------------------------------------------
                       7          SOLE VOTING POWER:                            0
   NUMBER OF
    SHARES      -------------   --------------------------------------------------------
 BENEFICIALLY          8          SHARED VOTING POWER:                    279,330
   OWNED BY
     EACH       -------------   --------------------------------------------------------
   REPORTING           9          SOLE DISPOSITIVE POWER:                       0
  PERSON WITH
                -------------   --------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER:                279,330
---------------   ----------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  279,330
                  REPORTING PERSON:
---------------   ----------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES:                                                       [_]
---------------   ----------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            3.1%
---------------   ----------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            IA, OO
---------------   ----------------------------------------------------------------------

CUSIP No. 960878106                   13D                           Page 7 of 13

---------------   ----------------------------------------------------------------------
      1           NAMES OF REPORTING PERSONS.          Jeffrey L. Gendell
                  I.R.S. IDENTIFICATION NOS.
                  OF ABOVE PERSON (ENTITIES ONLY)
---------------   ----------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a)[X]
                                                                            (b)[_]
---------------   ----------------------------------------------------------------------
      3           SEC USE ONLY
---------------   ----------------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
---------------   ----------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                [_]
---------------   ----------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                  United States

---------------   ----------------------------------------------------------------------
                       7          SOLE VOTING POWER:                        549,000
   NUMBER OF
    SHARES      -------------   --------------------------------------------------------
 BENEFICIALLY          8          SHARED VOTING POWER:                  1,001,943
   OWNED BY
     EACH       -------------   --------------------------------------------------------
   REPORTING           9          SOLE DISPOSITIVE POWER:                 549,000
  PERSON WITH
                -------------   --------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER:              1,001,943

---------------   ----------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                1,550,943
                  REPORTING PERSON:
---------------   ----------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES:                                                       [_]
---------------   ----------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           17.1%
---------------   ----------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            IN
---------------   ----------------------------------------------------------------------

CUSIP No. 960878106                   13D                           Page 8 of 13


This Amendment No. 6 to Schedule 13D with respect to Westmoreland Coal Company is being filed by Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C., Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., and Jeffrey L. Gendell (collectively, the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by certain of the Reporting Persons on Westmoreland Coal Company, as amended. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the common stock, par value of $2.50 per share (the "Common Stock"), of Westmoreland Coal Company (the "Company"). The principal executive office of the Company is 2 North Cascade Avenue, 14th Floor, Colorado Springs, Colorado 80903.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a)   This statement is filed by:

      (i) Tontine Partners, L.P., a Delaware limited partnership ("TP"), with respect to the shares of Common Stock directly owned by it;

      (ii) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by TP;

      (iii) Tontine Capital Partners, L.P., a Delaware limited partnership ("TCP"), with respect to the shares of Common Stock directly owned by it;

      (iv) Tontine Capital Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TCM"), with respect to the shares of Common Stock directly owned by TCP and TCM;

      (v) Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to Tontine Overseas Fund, Ltd., a company organized under the laws of the Cayman Islands ("TOF"), with respect to the shares of Common Stock owned by TOF; and

      (vi) Jeffrey L. Gendell ("Mr. Gendell"), with respect to the shares of Common Stock owned directly by Mr. Gendell, TCP, TP, TOF and TCM.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

      (b) The address of the principal business and principal office of each of Reporting Person is 55 Railroad Avenue, Greenwich, Connecticut 06830.

      (c) The principal business of each of TCP and TP is serving as a private investment limited partnership. The principal business of TCM is serving as the general partner of TCP. The principal business of TM is serving as the general partner of TP. The principal business of TOA is that of an investment advisor

CUSIP No. 960878106                   13D                           Page 9 of 13


engaging in the purchase and sale of securities on behalf of its clients. Mr. Gendell serves as the managing member of TCM, TM and TOA.

      (d) None of the Reporting Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) TCP is a limited partnership organized under the laws of the State of Delaware. TCM is a limited liability company organized under the laws of the State of Delaware. TP is a limited partnership organized under the laws of the State of Delaware. TM is a limited liability company organized under the laws of the State of Delaware. TOA is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by TP, TCP, TCM, TOF and Mr. Gendell is approximately $14,216,617. TOA does not directly own any shares of Common Stock.

      The shares of Common Stock purchased by TP, TCP, TCM and TOF were purchased with working capital and on margin. The shares of Common Stock purchased by Mr. Gendell were purchased with personal funds and on margin. All margin transactions are with UBS Securities LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by TP, TCP, TCM, TOF and Mr. Gendell may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TP, TCP, TCM, TOF and Mr. Gendell, as the case may be. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

ITEM 4.  PURPOSE OF TRANSACTION.

      The Reporting Persons acquired the shares of Common Stock for investment purposes. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for stockholders. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Pursuant to the Standby Purchase Agreement (as defined below), if the rights offering contemplated therein is consummated, the Reporting Persons will have the right to have two designees appointed to the board of directors of the Company and will acquire additional shares of Common Stock. The Reporting Persons also have the option to acquire additional shares of Common Stock upon the occurrence of certain events pursuant to the Standby Purchase Agreement.

      Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has

CUSIP No. 960878106                   13D                          Page 10 of 13


any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the number of shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number. The percentages used herein are calculated based upon 9,070,425 shares of Common Stock outstanding, as disclosed in the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006.

Name                                      Number of Shares     Percent of Class
----                                      ----------------     ----------------

Tontine Partners, L.P.                          517,313                 5.7%
Tontine Management, L.L.C.                      517,313                 5.7%
Tontine Capital Partners, L.P.                  135,300                 1.5%
Tontine Capital Management L.L.C.               205,300                 2.3%
Tontine Overseas Associates, L.L.C.             279,330                 3.1%
Jeffrey L. Gendell                            1,550,943                17.1%


      (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

      (c) Except for the transaction described in Item 4 hereof, none of the Reporting Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

      (d) TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TCM and TM and in that capacity directs each of their operations. Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      As provided under the standby purchase agreement (the "Standby Purchase Agreement") entered into between TCP (together with any assignee, the "Holder") and the Company, dated as of May 2, 2007, the Holder will participate in a rights offering whereby the Company's stockholders will receive rights to purchase shares of Common Stock (the "Rights Offering"). To the extent that shares of Common Stock are not purchased by the Company's stockholders under the Rights Offering (the "Unsubscribed Shares"), the Holder agrees to purchase from the Company any and all Unsubscribed Shares not purchased by other stockholders of the Company, provided that the ownership of TCP and its affiliates (collectively, "Tontine") does not exceed 30% of the fully diluted outstanding shares of Common Stock after giving effect to the acquisition of such additional shares by Tontine. If after giving effect to Tontine's purchase of shares of Unsubscribed Shares and Common Stock in the Rights Offering, Tontine owns less than 25% of the fully diluted outstanding shares of Common Stock, Tontine shall

CUSIP No. 960878106                   13D                          Page 11 of 13


have the option to purchase an additional number of shares of Common Stock at the rights offering price up to such amount that will result in Tontine owning not more than 25% of the fully diluted outstanding shares of Common Stock after giving effect to the Rights Offering and the exercise of such option. If the closing of the Rights Offering does not occur as a result of certain circumstances, Tontine shall have the option to purchase at the rights offering price that number of shares that will result in Tontine owning not more than 25% of the fully diluted outstanding shares of Common Stock after giving effect to the acquisition of such additional shares by Tontine.

      Pursuant to the Standby Purchase Agreement, and upon the closing thereunder, Tontine will enter into a Registration Rights Agreement with the Company (the "Registration Rights Agreement"). The registration rights granted to Tontine under the Registration Rights Agreement terminate when Tontine ceases to own any Registrable Securities (as defined in the Registration Rights Agreement). The foregoing summary of the Standby Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 1, which is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Standby Purchase Agreement, dated May 2, 2007, by and between Tontine Capital Partners, L.P. and the Company, including as Annex B thereto, the Form of Registration Rights Agreement to be entered into by and between Tontine Capital Partners, L.P. and the Company (incorporated by reference to Exhibit
10.1 to the Company's Current Report on Form 8-K filed May 4, 2007).

2. Joint Filing Agreement, dated as of May 4, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Management L.L.C., Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., and Jeffrey L. Gendell.

CUSIP No. 960878106                   13D                          Page 12 of 13


                                   SIGNATURES

      After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  May 4, 2007

                                     /s/ Jeffrey L. Gendell
                                     ------------------------------------------
                                     Jeffrey L. Gendell, individually,
                                     and as managing member of
                                     Tontine Capital
                                     Management, L.L.C.,
                                     general partner of Tontine Capital
                                     Partners, L.P., and as managing
                                     member of Tontine Management, L.L.C.,
                                     general partner of Tontine Partners, L.P.,
                                     and as managing member of
                                     Tontine Overseas Associates, L.L.C.

CUSIP No. 960878106                   13D                          Page 13 of 13


                                  EXHIBIT INDEX
                                  -------------

Exhibit Number    Description
--------------    -----------

Exhibit 1 Standby Purchase Agreement, dated May 2, 2007, by and between Tontine Capital Partners, L.P. and the Company, including as Annex B thereto, the Form of Registration Rights Agreement to be entered into by and between Tontine Capital Partners, L.P. and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 4, 2007).

Exhibit 2 Joint Filing Agreement, dated as of May 4, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Management L.L.C., Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., and Jeffrey L. Gendell.